                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )*



                              Graham Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.10 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 384556-10-6
                                 --------------
                                 (CUSIP Number)









Brent D. Baird, 1350 One M & T Plaza, Buffalo, New York  14203 (716) 849-1484
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                June 28, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------------------------------------                                           --------------------------------------------
CUSIP NO. 384556-10-6                                            13D                                            PAGE 2 OF 8 PAGES
- ---------------------------------------------                                           --------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Aries Hill Corp.
- ------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) /X/
- ------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
- ------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
- ------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
- ------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                               0
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                               0
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0
- ------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


- ------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.000%
- ------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                CO
- ------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- ---------------------------------------------                                           --------------------------------------------
CUSIP NO.  384556-10-6                                           13D                                            PAGE 3 OF 8 PAGES
- ---------------------------------------------                                           --------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              The Cameron Baird Foundation
- ------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) /X/
- ------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
- ------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
- ------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
- ------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                             46,300
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                             46,300
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                46,300
- ------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


- ------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.381%
- ------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

               OO
- ------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- ---------------------------------------------                                           --------------------------------------------
CUSIP NO.  384556-10-6                                           13D                                            PAGE 4 OF 8 PAGES
- ---------------------------------------------                                           --------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Anne S. Baird, as trustee
- ------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) /X/
- ------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF
- ------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
- ------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
- ------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                            50
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                            50
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                50
- ------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


- ------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.005%
- ------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                OO
- ------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 384556-10-6                                         Page 5 of 8 Pages





                                  Schedule 13D
                                Amendment No. 1



INTRODUCTION:
- ------------

         The Acquisition of 56,950 Shares of Common Stock, $.10 Par Value per share, of Graham Corporation (the "Issuer") was reported by Aries Hill Corp.; The Cameron Baird Foundation; and Anne S. Baird in a Schedule 13D filed with the Securities and Exchange Commission on December 15, 1995 (the "Original
Schedule 13D"). The Original Schedule 13D is hereby amended to reflect sales by Aries Hill Corp. and The Cameron Baird Foundation. AS A RESULT OF SUCH SALES, THE REPORTING PERSONS ARE NO LONGER THE BENEFICIAL OWNERS OF MORE THAN FIVE PERCENT OF THE SHARES OF THE ISSUER.

         The cover pages and Item 5 are hereby amended as set forth in this
Schedule 13D Amendment No. 1.

                  NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (i) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (ii) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (iii) FOR THE PURPOSES OF
                  SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 5. Interest in Securities of the Issuer.
        ------------------------------------

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 46,350 Shares of the Issuer:

CUSIP NO. 384556-10-6                                   Page 6 of 8 Pages





                                                           Percentage of
                                    Number Of               Outstanding
Shares Held in the Name of             Shares               Security (1)
- --------------------------             ------              -------------
Aries Hill Corp.                            0                  0.000%

The Cameron Baird Foundation           46,300                  4.381%

Anne S. Baird,                             50                  0.005%
as Trustee (2)                         ------                  ------


                    TOTAL              46,350                  4.386%



     (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 1,056,772 Shares (as reported in the Issuer's Proxy Statement as of April 5, 1996).

     (2)      Held for the benefit of Cameron D. Baird.

(b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

(c) The following sales of the Shares were effected during the past sixty days:

CUSIP NO. 384556-10-6                                         Page 7 of 8 Pages





                                                                         Price/Share (in
                                                                         Dollars Commissions
     Sale In The Name Of         Date               Number of Shares     not included)             Transaction Made Through
     -------------------         ----               ----------------     -------------             ------------------------

Aries Hill Corp.               6/17/96                 500                16 3/8                 Fahnestock & Co
                               6/18/96                 300                16 5/8                 Fahnestock & Co
                               6/19/96                 800                16 5/8                 Fahnestock & Co
                               6/21/96                 500                16 7/8                 Fahnestock & Co
                               6/24/96                 500                17                     Fahnestock & Co

Cameron Baird Foundation       6/25/96               1,000                17                     Fahnestock & Co
                               6/26/96                 500                17 3/4                 Fahnestock & Co
                               6/27/96                 500                18                     Fahnestock & Co
                               6/27/96                 500                18 1/4                 Fahnestock & Co
                               6/28/96               1,000                18 3/4                 Fahnestock & Co


(d) Not applicable

(e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Issuer was May 30, 1996.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
         With Respect to Securities of the Issuer.
         ----------------------------------------

not applicable

ITEM 7. Material to be Filed as Exhibits.
        --------------------------------

not applicable

CUSIP NO. 384556-10-6                                         Page 8 of 8 Pages



                                   SIGNATURE
                                   ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of July, 1996.
           ---

Aries Hill Corp.                               The Cameron Baird Foundation


By: /s/ Brian D. Baird                         By: /s/ Brian D. Baird,
    ----------------------------                  --------------------------
    Brian D. Baird, Secretary                     Brian D. Baird, Trustee



Anne S. Baird, as Successor Trustee


By: /s/ Brian D. Baird
    -------------------------------------
    Brian D. Baird, as Attorney-in-fact*


*Power of attorney has been previously filed with the Securities and Exchange Commission.

54708